Exhibit 99.1

Tiziana Life Sciences Announces Closing of Oversubscribed $8.8 Million Registered Direct Offering of Ordinary Shares

BOSTON, MA, January 16, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana”), a biotechnology company developing its lead candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, announces the closing of its previously announced Company best efforts registered direct offering (“Offering”) of 7,040,000 ordinary shares at an offering price of $1.25 per ordinary share conducted without an underwriter or placement agent to members of senior management and existing shareholders. The gross proceeds to Tiziana from the Offering, before deducting estimated Offering expenses payable by Tiziana, were $8.8 million. For every ordinary share subscribed, participants will receive one warrant entitling the holder to subscribe for one new ordinary share at a price of $1.50 at any time up to and including July 16, 2026 (when the warrants expire) resulting in additional gross proceeds of up to approximately $10.56 million.

The Offering was led by Tiziana’s Chief Executive Officer, Ivor Elrifi, who purchased 2,400,000 ordinary shares, bringing his total holding to 2,757,848 ordinary shares. Executive Chairman and Founder of Tiziana, Mr. Gabriele Cerrone purchased 1,600,000 ordinary shares in the Offering through Panetta Partners Ltd, an entity in which he has a beneficial interest, bringing his total holdings to 44,974,830 ordinary shares.

The proceeds from this offering enable the company to complete its Phase 2 na-SPMS and MSA clinical trials, and achieve top line data readouts in both trials.

The securities described above are being offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-286064), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2025, and declared effective on March 27, 2025. The Offering is being made only by means of a prospectus supplement and the accompanying base prospectus, as may be further supplemented by any free writing prospectus and/or pricing supplement that the Company may file with the SEC. The final prospectus supplement related to the Offering has been filed with the SEC and is available on the SEC website.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biologic candidate that has been shown to stimulate T regulatory cells when dosed intranasally. Currently, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that concern matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated or projected in the forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the current beliefs and expectations of Tiziana’s management and include statements regarding the closing of the Offering. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the SEC from time to time. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com